UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
INTERMOUNTAIN COMMUNITY BANCORP
(Exact name of registrant as specified in its charter)

IDAHO (State of incorporation or organization)	82-0499463 (I.R.S. Employer/Identification No.)
414 Church Street Sandpoint, Idaho (Address of principal executive offices)	83864 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Common Stock, no par value	Name of each exchange on which each class is to be registered The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instructions A.(c), check the following box: ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instructions A.(d), check then the following box: ☐
Securities to be registered pursuant to Section 12(g) of the Act: None

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Item 1.    Description of Securities to be Registered.
General
Our authorized capital stock consists of:

•	30,000,000 shares of our common stock, no par value per share (“Common Stock”);

•	10,000,000 shares of our non-voting common stock, no par value per share (“Non-Voting Common Stock”) and

•	1,000,000 shares of preferred stock, no par value per share (“Preferred Stock”).

As of November 6, 2012, there were 2,603,676 shares of our Common Stock issued and 65,323 shares subject to a warrant held by the U.S. Treasury in connection with its purchase of Series A Preferred Stock (as defined herein).
As of November 6, 2012, there were 3,839,688 shares of our Non-Voting Common Stock issued and outstanding and 170,000 shares subject to warrants held by certain shareholders.
Of our 1,000,000 authorized shares of Preferred Stock, 27,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”) are outstanding and no shares of our Mandatorily Convertible Cumulative Participating Preferred Stock, Series B (“Series B Preferred Stock”) are outstanding.
Common Stock
General
Holders of Common Stock have one vote per share on all matters submitted to a vote of our shareholders. There are no cumulative voting rights for the election of directors. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of shares of our Common Stock have no preemptive, subscription, redemption, sinking fund or conversion rights.
Dividends
Holders of Common Stock are entitled to receive dividends declared by our board of directors out of funds legally available therefor, and subject to the priority rights of holders of Preferred Stock and certain debt securities (as described below). We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System (“Federal Reserve Board”) is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to Idaho state laws relating to the payment of dividends.

Our ability to pay dividends depends in part on the amount of dividends paid to us by our subsidiaries. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on our subsidiaries by statute or regulation effectively may limit the amount of dividends we can pay.
We have not paid cash dividends historically, nor do we expect to pay cash dividends in the foreseeable future.
Non-Voting Common Stock
General
We are authorized to issue 10,000,000 shares of Non-Voting Common Stock. The holders of Non-Voting Common Stock have no voting power and are not entitled to vote on any matter except as otherwise required by law or as otherwise expressly provided for in our Articles of Incorporation. Otherwise, the Non-Voting Common Stock in all respects carries the same rights and privileges as Common Stock.
Conversion into Common Stock
Any holder of Non-Voting Common Stock may convert any number of shares of Non-Voting Common Stock into an equal number of shares of voting Common Stock, but only if such conversion is simultaneous with or following:

•	a transfer that is part of a widely distributed public offering of voting Common Stock,

•	a transfer that is part of a private placement of voting Common Stock in which no one party acquires the rights to purchase in excess of 2% of the voting Common Stock then outstanding,

•	a transfer of voting Common Stock to an underwriter for the purpose of conducting a widely distributed public offering,

•
following a widely distributed public offering, a transfer of voting Common Stock not requiring registration under the Securities Act of 1933, as amended, in reliance on Rule 144 thereunder in which no one party acquires in excess of 2% of the voting Common Stock then outstanding; or

•
a transfer to a person that would control more than 50% of the “voting securities” of the Company as defined by the Federal Reserve Board without giving effect to such transfer (collectively, the “Conversion Conditions”).

Due to these Conversion Conditions, the holders of Non-Voting Common Stock will not retain ownership of any of the voting Common Stock into which such Non-Voting Common Stock has been converted. If the Company ceases to be a bank holding company or ceases to control any depository institution it had acquired, then the conversion conditions noted above will lapse and any holder of Non-Voting Common Stock may convert such shares of Non-Voting Common Stock into voting Common Stock without limitation.
Preferred Stock
General
We are authorized to issue 1,000,000 shares of Preferred Stock, no par value per share, of which (i) 27,000 shares of which have been designated as Series A Preferred Stock, all of which are outstanding; and (ii) 864,600 shares of which have been designated as Series B Preferred Stock, none of which are currently outstanding. We do not have any other Preferred Stock outstanding.

Our board of directors is authorized, without further shareholder action, to issue additional Preferred Stock with such designations, preferences and rights as our board of directors may determine.
Series A Preferred Stock
Dividends Payable on Shares of Series A Preferred Stock
Holders of shares of Series A Preferred Stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period from December 19, 2008, to, but excluding, November 15, 2013. From and after November 15, 2013, holders of shares of Series A Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series A Preferred Stock with respect to each dividend period thereafter.
Priority of Dividends
With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock will rank:

•	senior to our Common Stock and all other equity securities designated as ranking junior to the Series A Preferred Stock; and

•
at least equally with all other equity securities designated as ranking on a parity with the Series A Preferred Stock, or parity stock, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of us.

    We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our Common Stock or other junior stock unless we have paid in full all accrued dividends on the Series A Preferred Stock for all prior dividend periods, or unless such purchase, redemption or acquisition is made under certain conditions.
Until such time as the U.S. Treasury ceases to own any shares of Series A Preferred Stock, if we repurchase shares of Series A Preferred Stock from a holder other than the U.S. Treasury, other than permitted repurchases, we must offer to repurchase a ratable portion of the Series A Preferred Stock then held by the U.S. Treasury.
On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the Series A Preferred Stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series A Preferred Stock), with respect to the Series A Preferred Stock and any other parity stock will be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.
Subject to the immediately preceding paragraph, such dividends (payable in cash, securities or otherwise) as may be determined by our board of directors may be declared and paid on our Common Stock and any other stock ranking junior to the Series A Preferred Stock from time to time out of any funds legally available for such payment, and the Series A Preferred Stock will not be entitled to participate in any such dividend.

Redemption
The Series A Preferred Stock may be redeemed at any time, subject to the approval of the Federal Reserve Board, in whole or in part (but at least 25%), subject to providing notice to the holders of record of the Series A Preferred Stock.
Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our Preferred Stock, undesignated as to series and available for future issuance.
Liquidation Rights
In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our Common Stock or any other shares ranking, as to that distribution, junior to the Series A Preferred Stock.
If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series A Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and other shares of parity stock, the holders of our Common Stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.
For purposes of the liquidation rights, neither the sale, lease nor exchange (for cash, securities or other property) of all or substantially all of our assets, nor the consolidation or merger by us with or into any other corporation or any other entity or by another corporation or any other entity with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.
Voting Rights
Except as indicated below or otherwise required by law, the holders of Series A Preferred Stock will not have any voting rights.
Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the Preferred Stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the Preferred Stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full, subject to certain corporate governance requirements of any exchange or quotations service, on which our securities may be listed or quoted.
Upon the termination of the right of the holders of Series A Preferred Stock and voting parity stock to vote for Preferred Stock directors, as described above, the Preferred Stock directors will immediately cease to be qualified as directors, their term of office will terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Series A Preferred Stock and voting parity stock had been entitled to elect.
Other Voting Rights. So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating certain amendments or alterations to the Certificate of Designations for the Series A Preferred Stock or our Articles of Incorporation, certain share exchange or reclassification of the Series A Preferred Stock, or certain merger or consolidation of us with another entity.
Holders of shares of Series A Preferred Stock will be entitled to one vote for each such share on any matter on which holders of shares of Series A Preferred Stock are entitled to vote, including any action by written consent.
The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.
U.S. Treasury Warrant
In connection with the U.S. Treasury’s purchase of our Series A Preferred Stock, we issued to the U.S. Treasury a ten-year warrant exercisable for 653,226 shares of our Common Stock at an initial exercise price of $6.20 (the “Treasury Warrant”). On October 5, 2012, pursuant to the Company’s 1-for-10 reverse stock split (“Reverse Stock Split”), the shares subject to the Treasury Warrant were converted into 65,323 shares of Common Stock at a converted exercise price of $62.00.
Exercise of the Treasury Warrant
The Treasury Warrant may be exercised at any time on or before December 19, 2018 by surrender of the Treasury Warrant and a completed notice of exercise at a price based on the market price of our Common Stock on the trading day on which the Treasury Warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the Treasury Warrant is subject to adjustments under certain circumstances.
Rights as a Shareholder
The Treasury Warrant holder will have no rights or privileges of the holders of our Common Stock, including any voting rights, until (and then only to the extent that) the Treasury Warrant has been exercised.

Investor Warrants
The following is a brief description of the terms of the Warrants issued to certain shareholders in connection with the Company’s 2012 capital raise. This summary does not purport to be complete in all respects. This description is subject to, and qualified in its entirety by reference to, the form of warrant agreement for the Warrants.
Exercise of Warrants
The Warrants were initially exercisable for up to 1,700,000 shares of Non-Voting Common Stock at $1.00 per share at any time until January 23, 2015, the third anniversary of the issuance of the Warrants. Pursuant to the Reverse Stock Split, the shares subject to the Warrants were converted into rights to receive 170,000 shares of Non-Voting Common Stock at a converted exercise price of $10.00 per share.
Anti-Dilution and Other Provisions
Subject to certain exceptions, the exercise price of the Warrants will be adjusted upon the occurrence of certain events.
Rights as a Shareholder
Holders of Warrants shall have no rights or privileges of the holders of our Non-Voting Common Stock until (and then only to the extent) the Warrants have been exercised.
Antitakeover Effects of Certain Provisions in our Articles of Incorporation
Certain provisions of our Articles of Incorporation may be deemed to have an antitakeover effect and may collectively operate to delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders. These provisions include:
Preferred Stock Authorization. As noted above, the board of directors, without shareholder approval, has the authority under our Articles of Incorporation to issue Preferred Stock with rights superior to the rights of the holders of Common Stock. As a result, Preferred Stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of Common Stock and could be issued with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult.
Articles of Incorporation Limitation on Business Combinations. Our Articles of Incorporation include certain provisions, including, higher voting requirements for any plan of merger or share exchange, and a staggered board that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest, merger or otherwise. Our Articles of Incorporation also allow our board of directors to consider non-monetary factors in evaluating certain takeover bids.
Such provisions may have the effect of lengthening the time required for a person to acquire control of the Company through a tender offer, proxy contest, or otherwise, and may deter any potentially non-negotiated offers or other efforts to obtain control of the Company. This could deprive our shareholders of opportunities to realize a premium for their Company stock, even in circumstances where such action was favored by a majority of our shareholders.
Amendment of Articles of Incorporation and Bylaws. The Idaho Business Corporations Act authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation without shareholder approval. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Company’s bylaws may be amended or repealed by the board of directors at any regular or special meeting, subject to repeal or change by action of the Company’s shareholders at a regular or special shareholders’ meeting.
Restrictions on Ownership under Applicable Law
The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of our Common Stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our Common Stock under the Change in Bank Control Act. Any holder of 25% or more of our Common Stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.
Item 2.    Exhibits.
None

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.
INTERMOUNTAIN COMMUNITY BANCORP

By     /s/ Curt Hecker
Curt Hecker, President and
Chief Executive Officer
Dated: January 3, 2013